FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
June 27, 2006

Pursuant to Rule 13a-16 or 15d-16 of
The Securities and Exchange Act of 1934

OAO TATNEFT
(also known as TATNEFT)

(name of Registrant)

75 Lenin Street
Almetyevsk, Tatarstan 423450
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F...X....      Form 40-F......

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes.......         No... X....

June 27, 2006

                                                                                                                          June 27, 2006

On June 27, 2006 OAO Tatneft  published on its web site at  www.tatneft.ru  the  evaluation of its reserves as of January 1, 2006 (with attachments) prepared by Miller and Lents, Ltd., independent international oil and gas consultants ("Miller and Lents Report").  Miller and Lents Report without attachments is attached hereto.

                                                   [Miller & Lents, Ltd. Letterhead]

                                                             June 27, 2006

Mr. Shafagat F. Takhautdinov
General Director
Tatneft Joint Stock Company
75 Lenin Str.
Almetyevsk 423400
Republic of Tatarstan, Russia
                                                              Re:      Evaluation of Reserves
                                                                       For Tatneft JSC
                                                                       Reserves and Future Net Revenues Forecast
                                                                       As of January 1, 2006
                                                                       Constant Price Case
Dear Mr. Takhautdinov:

         At your request,  we estimated the net oil and gas reserves and future net revenues as of January 1, 2006,  for the oil fields owned by Tatneft JSC  (Tatneft).  The  properties  evaluated  are located in the  Volga-Ural  Oil Basin and include  approximately  120 developed and producing oil fields containing  approximately  28,200 active  completions and 6 undeveloped oil fields.  Attachment 1 is a location map of the Republic of Tatarstan that shows the producing areas.

         We performed our  evaluations,  which are  designated as the Constant  Price Case,  using the prices and expenses  provided by
Tatneft.  The Constant Price Case assumes no future escalations of oil or gas prices,  operating expenses,  capital, or taxes above the respective January 1, 2006 values.  The aggregate results of our evaluations for Tatneft are as follows:

========================================== ============================== ========================================
                                                  Net Reserves                     Future Net Revenues
                                           --------------- -------------- ---------------- -----------------------
            Reserve Category                 Crude and         Gas,        Undiscounted,       Discounted at
                                            Condensate,
                                              MMBbls.           Bcf             MM$          10% Per Year, MM$
------------------------------------------ --------------- -------------- ---------------- -----------------------
Proved Developed Producing                      3,589.6         883.1           38,121.6           14,719.0
------------------------------------------ --------------- -------------- ---------------- -----------------------
Proved Developed Nonproducing                   2,000.8         492.2           19,280.8            3,187.5
------------------------------------------ --------------- -------------- ---------------- -----------------------
Proved Undeveloped                                260.7          64.1            2,139.1              457.8
------------------------------------------ --------------- -------------- ---------------- -----------------------
Additional Capital and Property Taxes               0.0           0.0           -3,817.8           -1,632.9
------------------------------------------ --------------- -------------- ---------------- -----------------------
   Total Proved                                 5,851.1       1,439.4           55,723.8           16,731.4
------------------------------------------ --------------- -------------- ---------------- -----------------------
Probable                                        2,230.0         548.6           39,012.8            4,885.5
------------------------------------------ --------------- -------------- ---------------- -----------------------
Possible                                          394.7          97.1            2,307.3              313.3
========================================== =============== ============== ================ =======================

         Proved,  probable,  and possible  reserves were estimated in accordance with standards of the Society of Petroleum  Engineers,
Inc. and World  Petroleum  Congresses  as defined on  Attachment  2. The unified tax  (previously  a  combination  of royalty,  mineral replacement  tax, and crude oil excise tax) was deducted  from gross  revenues in  determining  net revenues but was not deducted  from gross  reserves in  determining  net reserves.  Reserves were projected for the economic life of the field,  without  consideration  of production or exploration license terms.

         Tatneft  also  provided us with  license  term dates.  These dates for each field are shown in the  Appendix.  We estimate the proved reserves and future net revenues as of January 1, 2006 for the time period until the license term date are as follows:

                                            For the Time Period Until the License Term Date

========================================== ============================== ========================================
            Reserve Category                       Net Reserves                     Future Net Revenues
------------------------------------------ ------------------------------ ----------------------------------------
                                             Crude and         Gas,        Undiscounted,       Discounted at
                                            Condensate,
                                              MMBbls.           Bcf             MM$          10% Per Year, MM$
------------------------------------------ --------------- -------------- ---------------- -----------------------
Proved Developed Producing                     1,168.8          287.5         13,825.6            9,710.5
------------------------------------------ --------------- -------------- ---------------- -----------------------
Proved Developed Nonproducing                    116.6           28.7          1,485.5              875.0
------------------------------------------ --------------- -------------- ---------------- -----------------------
Proved Undeveloped                                56.1           13.8            500.2              256.4
------------------------------------------ --------------- -------------- ---------------- -----------------------
Additional Capital and Property Taxes              0.0            0.0         -1,108.5             -805.1
------------------------------------------ --------------- -------------- ---------------- -----------------------
   Total Proved                                1,341.5          330.0         14,702.8           10,036.8
========================================== =============== ============== ================ =======================

         The estimated proved reserves and future net revenues  forecast for the time period  following the current license  expiration dates are as follows:

                                            For the Time Period After the License Term Date

========================================== ============================== ========================================
            Reserve Category                       Net Reserves                     Future Net Revenues
------------------------------------------ ------------------------------ ----------------------------------------
                                             Crude and         Gas,        Undiscounted,       Discounted at
                                            Condensate,
                                              MMBbls.           Bcf             MM$          10% Per Year, MM$
------------------------------------------ --------------- -------------- ---------------- -----------------------
Proved Developed Producing                     2,420.8          595.5         24,296.0            5,008.5
------------------------------------------ --------------- -------------- ---------------- -----------------------
Proved Developed Nonproducing                  1,884.2          463.5         17,795.3            2,312.5
------------------------------------------ --------------- -------------- ---------------- -----------------------
Proved Undeveloped                               204.6           50.3          1,638.9              201.4
------------------------------------------ --------------- -------------- ---------------- -----------------------
Additional Capital and Property Taxes              0.0            0.0         -2,709.3             -827.8
------------------------------------------ --------------- -------------- ---------------- -----------------------
   Total Proved                                4,509.6        1,109.3         41,021.0            6,694.6
========================================== =============== ============== ================ =======================

         Future net revenues as used herein are defined as the total gross  revenues  less unified tax,  operating  costs,  and capital expenditures.  The total gross revenues are the total revenues  received by Tatneft after  deduction of  transportation  costs,  export and  customs  duties,  port  expenses,  excise  tax,  value  added tax,  and  special  taxes.  The oil and gas prices  employed  in the computations  of gross  revenues were provided by Tatneft and are shown on Attachment 3. Future net revenues do not include  deductions for either federal or local taxes on net profit.

         The operating  expenses employed in estimating  future net revenues are the average operating  expenses for the year 2005 that were  provided by Tatneft.  We removed from the operating  expenses the  depreciation,  well  restoration  costs,  and the unified tax.
Restoration  costs were  included as capital for the portion of the proved  nonproducing  reserves  attributed  to the  restoration  of shut-in wells.  The operating expenses for Tatneft are shown on Attachment 4.

         We allocated a portion of the  operating  expenses to the number of active wells on a per-well  basis and the remainder to the oil  production  rates on a  per-barrel  basis,  employing  the  allocations  provided to us by Tatneft.  We assumed that the number of active wells for the large  waterfloods  would decline to approximately  one-half the fully developed well count as the fields declined in production and approached their economic limit.

         Future  capital  costs for  drilling  and  workover  operations  are based on 2005 costs  provided by Tatneft and are shown on
Attachment 5. The  forecasts for capital  expenditures,  other than  drilling and  completions,  were based on data provided by Tatneft through the year 2022 and are shown on Attachment6.

         The proved developed producing reserves and production  forecasts were estimated by production decline  extrapolations,  or in a few cases, by volumetric  calculations.  For some reservoirs with insufficient  performance history to establish trends, we estimated future production by analogy with other reservoirs having similar  characteristics.  Production  declines were extrapolated to economic limits based on operating  cost and oil price data.  The past  performance  trends of many  reservoirs  were  influenced  by production curtailments,  workovers,  waterfloods, and/or infill drilling; extrapolations of future performance are based, whenever possible, upon the average performance trend of active wells during periods of stable field activity.

         The estimated proved developed nonproducing reserves can be produced from existing well bores but require capital costs for workovers, recompletions, or restoration of shut-in wells.  For wells shut in awaiting mechanical repair, we assumed that the wells producing at rates greater than the economic limit at the time of shut in will be returned to production at pre-shut-in levels and will decline in production at the average reservoir decline rate.  For wells requiring recompletion, the estimates of reserves and producing rates are based on volumetric calculations and analogies with other wells that commercially produce from the same formation in the same field.

         The estimated proved undeveloped reserves require significant capital  expenditures,  such as (1)costs for future development and infill wells and (2) surface  facilities.  The proved  undeveloped  reserves are expected to be produced from undeveloped  portions of known reservoirs that have been adequately  defined by wells.  Reserve estimates are based upon volumetric  calculations that employ recovery factors based on the performance of analogous reservoirs.  Producing rates are based upon analogy.

         The estimated  probable and possible reserves are mainly  undeveloped and require  significant  capital  expenditures.  As new wells are drilled,  portions of these probable and possible reserve  quantities will be either upgraded to a higher reserve category or dropped  entirely.  The estimated  probable  reserves are expected to be produced from  undeveloped  portions of known  reservoirs  not adequately  defined to be classified as proved.  Another  component of probable  reserves was included for  reservoirs  with  water-oil ratio trends that indicated  higher reserves than  calculated from linear  production  decline curve  analyses.  For these  reservoirs, future production was assumed to decline at rates less than used for proved reserves,  and the incremental  production above the proved reserve decline was classified as probable.  The estimated  possible reserves are expected to be produced from undeveloped  portions of known  reservoirs (1) where the reservoir is thin and uncertain to be developed or (2) where subsurface  control is limited.  Estimates of reserves for  undeveloped  portions of known  reservoirs  were  estimated by  volumetric  methods.  Possible  reserves  also include bitumen  reserves  that  Tatneft is now  developing.  These  reserves  may be upgraded to probable  and/or  proved in the future as the uncertainty regarding economics is reduced.

         Reserve  estimates from  volumetric  calculations  and from analogies are often less certain than reserve  estimates  based on well performance obtained over a period during which a substantial portion of the reserves was produced.

         The probable  and  possible  reserve  volumes and the  estimated  future net  revenues  therefrom  have not been  adjusted for uncertainty.  None of the proved,  probable,  or possible reserve volumes,  nor the revenues  projected  therefrom,  should be combined with either of the other without  adjustment for uncertainty.  Estimates of future net revenues and discounted  future net revenues are not intended and should not be  interpreted  to represent  fair market  values for the estimated  reserves.  Future costs of abandoning facilities and wells and any future costs of restoration of producing properties to satisfy  environmental  standards were not deducted from total revenues as such estimates are beyond the scope of this assignment.

         Estimated  net gas  reserves are based upon the past ratio of sales gas to produced  oil.  Net gas  reserves do not  represent the total volumes of gas expected to be produced with the net oil reserves.

         Structural  maps,  isopach maps of net oil sand,  well status maps,  seismic data,  cross sections,  oil and water  production data,  well logs and core  information  on key wells,  and the Tatneft  interpretation  of key  reservoir  parameters  were provided by
Tatneft.  These were  reviewed  and were  generally  found to be  acceptable  interpretations.  In certain  cases,  where  appropriate, original  maps were  prepared.  The  reservoir  maps were  employed to estimate  original oil in place and to classify the  potentially productive areas as either proved developed  producing,  proved developed  nonproducing,  proved  undeveloped,  probable,  or possible.
Volumetric methods were employed to estimate the original oil in place for each classified area.

         Attachments  7a and 7b show a composite  production  forecast for Tatneft in barrels and tonnes,  respectively.  These figures show the  contribution  of production  from each proved reserve  category.  Following the  attachments  are one-line  summaries in both barrels and tonnes that show  reserves  and  cumulative  future net revenues  for each  evaluated  field.  Tatneft  assigned  fields to specific groups, which are also identified in the one-line summaries.

         Following the one-line  summaries are exhibits that are  projections  of future  production  and net revenues for each reserve category and group.

         In conducting  this  evaluation,  we relied upon (1) production  histories,  (2) accounting and cost data, (3) ownership,  (4)
geological,  geophysical,  and engineering data, and (5) drilling,  recompletion,  and workover  schedules  supplied by Tatneft.  These data were accepted as represented, as verification of such data and information was beyond the scope of this assignment.

         The evaluations  presented in this report, with the exceptions of those parameters  specified by others,  reflect our informed judgments  based on accepted  standards of  professional  investigation  but are subject to those  generally  recognized  uncertainties associated with  interpretation of geological,  geophysical,  and engineering  information.  Government  policies and market conditions different  from those  employed in this study may cause the total  quantity of oil or gas to be  recovered,  actual  production  rates, prices received, or operating and capital costs to vary from those presented in this report.

         Miller and Lents,  Ltd. is an independent  oil and gas consulting  firm. No director,  officer,  or key employee of Miller and
Lents,  Ltd. has any financial  ownership in Tatneft or any related  company.  Our  compensation  for the required  investigations  and preparation  of this report is not  contingent on the results  obtained and reported,  and we have not performed  other work that would affect our  objectivity.  Preparation  of this report was supervised by an officer of Miller and Lents,  Ltd., who is a  professionally qualified and licensed  Professional  Engineer in the State of Texas with more than 20 years of relevant  experience in the estimation, assessment, and evaluation of oil and gas reserves.

                                                                       Yours very truly,

                                                                       MILLER AND LENTS, LTD.

                                                                       By__/s/__________________________
                                                                            James C. Pearson
                                                                            Chairman

JCP/mk

END

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

               OAO TATNEFT

                                                    By: ____________________________________________________

     Name:(Vladimir P. Lavushchenko)
                                                                              Title: (Deputy General Director for Economics, Chairman of Disclosure Committee)

Date:   June 27, 2006